FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group Q1.11 results

Strengthening profitability:	• Net profit at €157 million • Net interest margin at 3.7% • Operating expenses down by -1% yoy and -9% qoq

Fortifying the balance sheet:	• Provisions at €381 million (up +21% yoy) • Provision coverage ratio (+90dpd) at 56%, the highest in the sector

Maintaining strong liquidity:	• Group loan-to-deposit ratio at 102%, Greece: 92%. • Stable deposits in Greece • ECB funding reduced by €3.2 billion since the start of the year

Solid capital base:	• Capital adequacy ratio (Tier I) at 12.9% • Core Tier I ratio at 11.8%, among the highest in the European banking sector

Greece:

•                    Core earnings at €348 million, up +3% yoy

•                    Banking revenue: €728 million (down -3% yoy), despite the adverse economic climate

•                    Operating expenses reduced drastically, by -8% yoy

•                    Provisions at €307 million, up +41% yoy

•                    Net profit of €2 million, compared with losses of €40 million in Q1.10 (before extraordinary tax bill)

Finansbank:

•                    Net profit at €151 million (up +28% yoy, at constant exchange rates)

•                    Dynamic growth in business: lending and deposits up by +26% yoy

•                    Further substantial improvement in asset quality, with impairment costs falling to 70 basis points

•                    Significant strengthening of liquidity through successful issue of a five-year Eurobond totalling US$500 million

SE Europe:	• Profit before provisions: €49 million (down -42% yoy) • Operating costs down -3% yoy

In these extremely difficult times for Greece, NBG has faithfully undertaken its systemic role. We anticipated the challenges of the sector early on and took pre-emptive measures to fortify our capital base. In fact, we were among the first European banks to undertake a major capital strengthening plan. As a result, we succeeded in securing access to repo lines worth €5 billion from the global markets, and thus have reduced our dependence on the ECB liquidity facility. And we took the initiative in seeking to realign and strengthen the Greek banking system — an initiative whose logic and soundness have been vindicated by recent developments. Furthermore, NBG has continued to support businesses and households in Greece who are making efforts to meet their obligations, recognising that the recovery of the economy requires banks to contribute to the effort to minimise the fallout of the crisis. It also requires banks to leverage the opportunities that will arise from the adjustment of the Greek economy to a new environment.

In the first quarter of 2011, we continued to implement systematically our strategy for dealing with the crisis, posting successes in all four pillars of this strategy:

Improvement in the Group’s liquidity conditions with the gradual reduction of liquidity from the ECB through the use of Greek Government guarantees, increased funding autonomy of the Group’s banking affiliates, and de-leveraging of non-core assets.

Maintaining our robust capital base, as reflected in the Tier I capital adequacy ratio, which now stands at 12.9%, with the placement (via a public offering) of a minority stake in our subsidiary Finansbank as soon as market conditions permit. In addition, we are planning various initiatives in the sphere of asset/liability management.

Enhancement of our pre-provision profitability, primarily through cost-cutting measures. Indeed, the 8% reduction in operating expenses in the domestic market clearly reflects the success with which we are pursuing this goal.

Continuing support for our international activities in countries where the economic environment is improving or has already improved significantly, as in Turkey, so as to enhance healthy earnings growth and the geographical dispersion of the Group’s income. Indeed, as a result of this dispersion of our operations, we succeeded in boosting the Group’s net income by 39% yoy to €157 million.

While we have successfully absorbed the negative impact of the economic crisis and further reinforced our already solid capital base, the challenges that lie ahead nevertheless remain formidable. Against this background, NBG will continue to live up to its role as a leader. Today, as in the past, we are preparing to launch new initiatives to strengthen the Greek banking system, and successfully face the challenges of the crisis. In this way, we will remain strong, and be positioned to play a strategic role when the Greek economy recovers. And this moment should not be far off if we all, in a spirit of responsibility, national consensus and mutual support, commit ourselves to the imperatives of the times.

Athens, 26 May 2011

Apostolos Tamvakakis

Chief Executive Officer

Group net profit in Q1.11 totalled €157 million compared with €21 million in Q1.10, despite the persistence of high provisions, which amounted to €381 million, up +21% yoy.

Under extremely stressed conditions, the NBG Group succeeded in growing its net income and, above all, sustaining its strong liquidity and keeping its capital base (Tier I CAD ratio) robust at 12.9%, while fortifying its balance sheet with higher provisions.

At the same time, operating expenses declined by -1% yoy, mainly due to the drastic reduction in operating costs in Greece (down -8% yoy), as well as in SE Europe (down -3%).

In addition, in Q1.11 the Group maintained its strong liquidity, successfully keeping the level of its deposits in Greece unchanged despite the general contraction in retail savings in the country. At the same time, deposits experienced growth in Turkey (up +1% on the previous quarter, in Turkish Lira) and in SE Europe (up +5% qoq).

The Group’s loan-to-deposit ratio remained at the healthy level of 102%, while in Greece it improved further to 92% (down -2 percentage points qoq).

With regard to the quality of its liquidity support, it is significant that net dependence on the ECB’s lending facility has declined: at the end of Q1.11, ECB liquidity support totalled €16.7 billion, down €6.1 billion vs. the peak of Q3.10.

Increase in profitability

The success in sustaining profitability in the banking business in Greece and the geographical dispersion of the Group’s sources of income reflect its resilience in periods of crisis. Specifically in Q1.11:

•                      Group net profit grew to €157 million, compared with €21 million in Q1.10, reflecting strong performance in Turkey, the continued positive input of SE Europe,(1) and the marginally positive result reported for Greece.

•                      Net interest margin remains at the high level of 3.7%, down slightly on the previous quarter, despite competitive pressure on deposit pricing.

•                      Operating expenses in Greece and SE Europe declined by €34 million, down -7% yoy, underscoring the emphasis placed by the Group on sustained cost-cutting measures and enhancing efficiency. In Greece, the first quarter of the year saw an impressive -8% yoy decline in operating expenses.

In Q1.11, the Group’s performance by business region was as follows:

•                      Greece: Net profit from operations in Greece totalled €2 million, despite the +41% increase in provisions for delinquencies, which topped €307 million (compared with €219 million in Q1.10). Core earnings in Greece (before tax, provisions and trading income) grew by +3% yoy, reflecting the resilience of the Bank’s sources of profitability

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

despite the protracted slowdown in economic activity.

•                      Turkey: Continuing its positive trajectory, the net profit of Finansbank in Q1.11 amounted to €151 million (TL326 million), up +28% yoy. This performance was in part due to lower provisions — reflecting the high quality of Finansbank’s loan book — and the rapid pace of credit expansion on the wave of strong growth in the Turkish economy.

•                     SE Europe: The Group’s SE European units remained in positive territory in Q1.11, posting net profits of €6 million, down -81% yoy. Profits before tax and provisions stood at €49 million, down -42% yoy. The deterioration in core profitability reflects primarily the contraction of the loan book by -4% and the decline in interest income, which was burdened by the increase in the volume and cost of deposits in the context of the Group’s strategy for independent financing of all its subsidiaries. A significant development was the €685 million reduction in funding from the parent company to the Group’s SE European units compared with Q1.10.

Manageable increase in delinquencies

The aforesaid positive performance was achieved within a particularly adverse economic environment in Greece, impacting negatively the country’s banking sector and the quality of banks’ loan books.

The Group’s ratio of +90dpds to total loans stood at 9.2%. In Greece, the ratio stood at 9.3% compared with 8.4% in the previous quarter. In Turkey, however, there has been a further deceleration in the rate of growth of new delinquencies, with the +90dpd ratio declining to 5.4%, from 5.9% in Q4.10. It is notable also that in SE Europe the first signs of stabilization in loan book quality have appeared.

Provisions in Q1.11 continue to stand at high levels (€381 million), up +21% yoy. Accumulated provisions now amount to €3.8 billion, i.e. 5.2% of the Group’s total lending. The +90 dpd coverage ratio remained, for yet another quarter, at 56% —the highest in the sector— before, of course, taking into consideration the various forms of associated collateral, reflecting the Group’s conservative approach to provisioning for delinquencies.

Greece: Lending growth and deposits stabilize

Net profit from the Group’s operations in Greece in Q1.11 stood at €2 million, compared with losses of €133 million a year earlier, mainly thanks to a -8% reduction in operating expenses, and despite the +41% yoy growth in provisions.

The Group’s cost-cutting efforts have generated very strong results. Operating expenses decreased drastically by -8% yoy. Specifically, personnel costs and general expenses decreased by -7% and -13%, respectively.

As a result of the significant slowdown in economic activity and the concomitant fall in demand for loan products, the Bank’s total loan book in Greece, which stands at €50.3 billion, presented a marginal decline of -1% qoq.

The Bank maintained its deposits in Greece at the same level as on Q4.10, despite the persistent negative macroeconomic environment in Greece and the constantly shrinking liquidity of households and businesses. This performance enabled NBG to hold its share of time deposits at 15.5% and to increase its share of savings deposits to 34.2% compared with Q4.10, reflecting the trust it enjoys among its customers.

The Bank continues to own substantial assets (€6.5 billion) that can readily be used as collateral with the ECB, as well as loans for further issues of covered bonds and other types of eligible collateral. The combination of excess eligible collateral and low leverage (the loan-to-deposit ratio in Greece is just 92%) gives the Bank a key competitive edge at the present juncture when Greek banks have no access to the international money markets.

Finansbank: Dynamic growth continues unabated

In Q1.11, the net profit of Finansbank grew +28% yoy (at constant exchange rate) to €151 million (TL326 million).

The recovery of the Turkish economy engenders expectations for a continued acceleration in the growth of Finansbank’s activities and results. Specifically:

•                      Finansbank’s net interest income declined marginally by -2% yoy to TL515 million (€239 million), despite the continuing market wide asset yield repricing. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of interest income such as that from securities.

•                      The +25% yoy growth in operating costs mainly reflects expenses resulting from Finansbank’s network expansion programme, which brought the number of branches by the end of Q1.11 to over 500, up +10% on Q1.10. Despite the expansion of its network, Finansbank’s efficiency ratio (C:I ratio) stood at the low level of 44%, one of the best performances among Turkish banks.

In March 2011, Finansbank’s total lending amounted to TL33.6 billion (€15.3 billion) up +26% yoy.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, moving upwards at an impressive rate (up +37% yoy). Total retail lending in Q1.11 amounted to TL18.3 billion (€8.3 billion). Particularly strong performance was posted by mortgage lending and consumer credit:

•                      Mortgage lending totalled TL6.7 billion (€3.0 billion) compared with TL5.2 billion in Q1.10, up 29%. Finansbank’s market share of mortgage lending stood at 10.2%.

•                      Credit card outstandings grew by +51% to TL7.6 billion (€3.5 billion) compared with TL5.1 billion a year earlier. Finansbank’s market share of the respective sector topped 15% compared with 12.1% in Q1.10.

•                      Personal need loans amounted to TL3.2 billion (€1.5 billion) compared with TL2.2 billion in Q1.10, up +48%. Accordingly, Finansbank’s market share of personal need loans stood at 5.9% compared with 5.0% a year earlier.

In Q1.11, Finansbank’s business lending totalled TL15.3 billion (€7.0 billion), posting yoy growth of +16%, and reflecting the general improved business climate in the country.

In Q1.11, +90dpd loans declined to 5.4% of the total loan book, down by 42 basis points on the previous quarter. This reflects both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels compared with the end of the previous year. In addition, loan collections have posted a strong performance, enabling Finansbank to bring down the cost of provisions to just 0.7%, from 0.9% in Q4.10, and keep the coverage ratio over 70%.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits which have increased +26% yoy. Deposits in local currency presented particularly strong growth of +37% yoy. At the end of Q1.11, the bank’s loan-to-deposit ratio stood at 122%. Despite the growth in lending activity, the bank’s Core Tier I ratio improved further to 13.9% compared with 13.8% in 2010.

In May 2011, Finansbank successfully completed the issue of a bond worth US$500 million, with a fixed coupon of 5.5% and a 5-year maturity. The issue was oversubscribed c.2  times by international institutional investors in the US, EU, Hong Kong and the Arab Emirates, underlining the confidence of investors in Finansbank’s prospects and vindicating the Group’s strategic decision to encourage the independent financing of its subsidiaries.

SE Europe: Lending sluggish, profitability down

Net profit from the Group’s SE Europe operations in Q1.11 totalled €6 million, compared with €32 million in Q1.10, as sluggish credit expansion and increased cost of deposits led to a reduction in net interest income.

The decline in net interest income also impacted pre-provision profit, which totalled €49 million, compared with €84 million in Q1.10, down -42%, despite the decline in operating expenses.

Operating expenses in SE Europe posted a decline of -3% yoy and -7% qoq.

Total lending in SE Europe remained unchanged on the previous quarter at €7.6 billion, while total deposits amounted to €5.0 billion, up +5% qoq. This is a particularly encouraging development, as the Group can be seen to be broadening its funding sources and has accordingly improved its SE Europe loan-to-deposit ratio by 8% compared with the previous quarter.

The quality of the loan book in SE Europe showed nascent signs of stabilization. As a result, the cost of provisions fell marginally to 2.5%.

Strong capital base

As a result of the successful capital strengthening plan in 2010, the Group’s Tier I capital adequacy ratio at the end of Q1.11 stood at 12.9%, thereby ranking NBG among the best capitalized banks in Europe. The Core Tier I ratio, which excludes hybrid capital and Hellenic Republic preference shares, stands at 11.8%, also ranking NBG among the best banks in terms of both the absolute size and structural quality of its capital. The Total Capital Adequacy Ratio stands at 13.3%, the best in Greece.

Appendix

€ millions	Mar 2011	Mar 2010	Δ

Profit & Loss
Group profit (before windfall taxes)	157	114	+39%
Group Profit	157	21	>100%
Greece	2	-133	—
Turkey	151	122	+28	%*
SEE	6	32	-81%

Core banking revenues
Group	1 164	1 228	-5%
Greece	728	755	-3%
Turkey	313	323	-3%
SEE	108	137	-21%

Operating expenses
Group	603	607	-1%
Greece	359	391	-8%
Turkey	171	142	+21%
SEE	62	64	-3%

Balance Sheet
Total Assets	117 753	117 537	+0%
Loans	74 348	73 131	+2%
Deposits	67 775	70 538	-4%
Equity	9 521	8 356	+14%

Ratios
Tier I	12.9%	11.1%	+180	bps
Loans: Deposits	102%	98%	+5	pps
Net Interest Margin (bps)	371	401	-30	bps
Cost: Income	51%	57%	-6	pps

* on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 26th May, 2011

Chief Executive Officer